Exhibit 99.2

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

("Randgold Resources" or the "Company")

TOTAL VOTING RIGHTS

London, 30 April 2014 - Randgold Resources announces that in accordance with the Disclosure and Transparency Rules, its issued share capital consists of: 92,564,068 (ninety two million, five hundred and sixty four thousand and sixty eight) ordinary shares of US$0.05 each.

Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Randgold Resources. In addition, 62,981 (sixty two thousand, nine hundred and eighty one) ordinary shares, including ordinary shares represented by American Depositary Shares ("ADSs") are currently held by Computershare Investor Services, Inc. on trust for former shareholders of Moto Goldmines Limited (“Moto”), who have yet to claim the ordinary shares (or ADSs, as applicable) to which they are entitled following the acquisition of Moto in October 2009. These shares (and ADSs, as applicable) will not confer voting rights whilst held on trust.

Therefore, the total number of voting rights in the Company is 92,501,087 (ninety two million, five hundred and one thousand and eighty seven).

The above figure can be used by shareholders (and others with notification obligations) as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in, Randgold Resources under the Disclosure and Transparency Rules.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com